U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   FORM 10-QSB
                    For the quarter ended September 30, 2004


                         Part I. Registrant Information

                              MICHELEX CORPORATION
                            (Full Name of Registrant)

                                  63 Trade Road
                             Massena, New York 13662
                                 (315) 769-6616
           (Address and Telephone No. of Principal Executive Offices)


                  Utah                0-26695           87-0636107
        (State of Incorporation) (SEC File Number) (IRS Employer ID No.)


                        Part II. Rules 12b-25 (b) and (c)

         The Registrant makes the following representations with respect to filing this Form 12b-25:

         (a) The reason(s) causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

         (b) The subject quarterly report on form 10-QSB for the quarter ended September 30, 2004, will be filed no later than the fifth calendar day following the due date.

(c)      Not Applicable


                               Part III. Narrative

     The Form 10-QSB for the period ended September 30, 2004 could not be filed within the prescribed time period as the Company was unable to obtain, without unreasonable effort or expense, certain information related to its financial statements and exhibits.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                                Thomas Gramuglia
                     Director, Vice-President and Treasurer
                                 (315) 769-6616

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

                                [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes [ X ] No


                                   SIGNATURES

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                                MICHELEX CORPORATION

                                                By: /s/ THOMAS GRAMUGLIA

                                                -------------------------------
                                                Thomas Gramuglia
                                                Director, Vice-President and
                                                Treasurer


Date:  November 15, 2004